

March 5, 2009

Mr. R. William Wilson
Chief Financial Officer
El Capitan Precious Metals, Inc.
1325 Airmotive Way, Suite 276
Reno, NV 89502

>   **Re: El Capitan Precious Metals, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended September 30, 2008**
>   **Filed   January 13, 2009**
>   **File No. 333-56262**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Audit Opinion, page F-1

1.   We note that your auditors indicate in the introductory paragraph of their report that they have audited your inception-to-date information covering the period from July 26, 2002 (inception) through September 30, 2008. However, they also indicate that they have placed reliance on the work of other auditors in rendering their opinion on the inception-to-date information covering the period from July 26, 2002 (inception) through September 30, 2006. Given this reliance, you will need to include the reports of the prior auditors upon whom reliance is being

placed, provided that you are able to obtain their permission. If this is not feasible, your present auditors should remove the reference to the other auditors in their report. Under these circumstances, you will need to obtain a new audit of the inception-to-date information, or revise your financial statements to identify the cumulative activity as "un-audited."

In addition, to the extent the inception-to-date information was audited and opined upon, your auditors should refer to it in the opinion paragraph of their report. Further, if your auditor continues to refer to the work of other auditors as a basis of forming its opinion on the inception-to-date information, a reference to the other auditors should also be made in the opinion paragraph. Refer to AU Section 508.12 for guidance on this matter.

Statements of Cash Flows, page F-6

2.   We note that you present the purchase of an automotive in the amount of $12,001 as cash provided by investing activities in your Statement of Cash Flows for the fiscal year ended September 30, 2007. Please tell us why this would not represent a cash outflow from investing activities.

Exhibits

Exhibits 31.1 and 31.2

3.   We note that your Officers' certifications do not comply with Item 601(b)(31)(i) of Regulation S-B, as it is missing the language specified for paragraph 4 relating to internal control over financial reporting. Please include revised certifications in an amendment to your filing. This issue also applies to your interim report for the period ended December 31, 2008.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief